Exhibit 99.1

Vermilion Energy Inc. Announces Closing of Corrib Transaction

CALGARY, Dec. 21, 2018 /CNW/ - Vermilion Energy Inc. ("Vermilion") (TSX, NYSE: VET) is pleased to announce the completion of the transfer of Shell E&P Ireland Limited ("SEPIL") along with an incremental 1.5% working interest in the Corrib Natural Gas Project in Ireland ("Corrib") to Vermilion from Nephin Energy Holdings Limited (NEHL), a wholly owned subsidiary of Canada Pension Plan Investment Board.  The final purchase price net of all closing adjustments for the incremental 1.5% interest was €6 million.  Vermilion became operator of the Corrib project on November 30, 2018 upon the sale of SEPIL to NEHL.

With this transfer now complete, ownership in Corrib is as follows:

  Vermilion holds a 20% operated interest
  Nephin Energy Limited holds a 43.5% non-operated interest
  Equinor (formerly Statoil) continues to hold a 36.5% non-operated interest

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing properties in North America, Europe and Australia.  Our business model emphasizes organic production growth augmented with value-adding acquisitions, along with providing reliable and increasing dividends to investors.  Vermilion is targeting growth in production primarily through the exploitation of light oil and liquids-rich natural gas conventional resource plays in Canada and the United States, the exploration and development of high impact natural gas opportunities in the Netherlands and Germany, and through oil drilling and workover programs in France and Australia.  Vermilion holds a 20% working interest in the Corrib gas field in Ireland.  Vermilion pays a monthly dividend of Canadian $0.23 per share, which provides a current yield of approximately 9.5%.

Vermilion's priorities are health and safety, the environment, and profitability, in that order.  Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings.  We have been recognized as a top decile performer amongst Canadian publicly listed companies in governance practices, as a Climate Leadership level (A-) performer by the CDP, and a Best Workplace in the Great Place to Work® Institute's annual rankings in Canada, the Netherlands and Germany.  In addition, Vermilion emphasizes strategic community investment in each of our operating areas.

Employees and directors hold approximately 5% of our fully diluted shares, are committed to consistently delivering superior rewards for all stakeholders, and have delivered over 20 years of market outperformance.  Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

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SOURCE Vermilion Energy Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/December2018/21/c5040.html

%CIK: 0001293135

For further information: Anthony Marino, President & CEO; Michael Kaluza, Executive VP & COO; Lars Glemser, C.A., Vice President & CFO; and/or Kyle Preston, Director Investor Relations, TEL (403) 269-4884 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com | www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 08:48e 21-DEC-18